Exhibit 4.44

TERMINATION AND SETTLEMENT AGREEMENT

Justin Tang

Purple Mountain Holding Ltd.

3rd Floor, Xingke Plaza B

Jiu Xian Qiao Middle Road

Chao Yang District

Beijing 100016, PRC

January 23, 2006

Dear Justin:

You have delivered to the Board of Directors of eLong, Inc. (“eLong” or the “Company”) your voluntarily resignation from your position as the Chief Executive Officer and President of eLong which is effective as of January 23, 2006 (the “Resignation Date”). You have kindly offered to delay your departure from the employ of the Company through February 17, 2006 (the “Transition Date”) in order to permit the Company to transition the Chief Executive Officer position to a suitable replacement. This letter (“Letter Agreement”) confirms the Company’s agreement as to your resignation from employment with eLong and the terms and conditions of your agreement, at the request of eLong’s Board of Directors, to remain a non-executive employee of eLong through the Transition Date. The benefits described below are available to you only if you execute this Letter Agreement, which includes a release of all claims and additional conditions as set forth below. For good and valuable consideration, we have agreed as follows:

1. Resignation from Employment. eLong’s Board of Directors has accepted your resignation as Chief Executive Officer and President effective as of the Resignation Date and your resignation from employment with eLong effective as of the Transition Date. You will not be paid any discretionary bonus with respect to the fiscal year ended December 31, 2005. You will continue to be paid your present annual base salary of US$200,000 per annum, pro rated, through the Transition Date, payable in accordance with the normal payroll policies of the Company. In addition, you will receive through the Transition Date all other employee benefits set forth in Section 4 under your Employment Agreement, dated as of July 23, 2004, with the Company (the “Employment Agreement”). From the Resignation Date until the Transition Date, you will no longer be the Chief Executive Officer and President of the Company but will be a non-executive employee of the Company whose duties will consist solely of assisting the Company to accomplish an orderly transition of your former duties as the Chief Executive Officer to the newly appointed Chief Executive Officer. You will cooperate with the Company when, as and if requested by the Company, in connection with such transition. Effective as of the Transition Date, you will no longer be entitled to access the eLong executive support services.

2. Director of the Company and Manager and Nominee Shareholder of Subsidiaries and Affiliated Chinese Entities. As of the Transition Date, you will continue to serve on the Board of Directors of the Company and will continue to serve as the Chairman of the Board of Directors until the earlier of your resignation from the Board of Directors or removal as a Director by the Board of Directors or shareholders of the Company. In addition, you will continue to serve as a manager or director of the Company’s subsidiaries or affiliates and as a nominee shareholder of the Company’s subsidiaries or affiliated Chinese entities for which you are currently serving until the earlier of your resignation or removal by the Company. You will not receive any compensation for your services described in this paragraph 2.

3. Resignation as Officers of Subsidiaries. Except as set forth in Section 2 above, by signing below, you hereby confirm that you resign, effective as of the Transition Date, from all other positions you may currently hold as an officer or any other similar position of any of the Company’s subsidiaries or affiliates and that you will at such time cease having any rights to use any titles in such entities or with respect to any of the businesses operated thereby. You will sign and deliver to the Company such other documents as may be necessary to effect or reflect such resignations.

4. No Severance Obligation. The termination of your employment with the Company pursuant to this Letter Agreement shall be considered a Voluntary Termination by you pursuant to Section 6(b) of the Employment Agreement. As a result, you will not be entitled to receive any severance benefits pursuant to Section 6(d) of the Employment Agreement.

5. Termination of Employment Agreement. Except for Section 5(c) (Sale and Transfer Restrictions), Section 7 (Option-Related Provisions), Section 8 (Employee Obligations Agreement), Section 9 (Governing Law; Arbitration), Section 10 (Notices) and Section 11(b)-(h) (Miscellaneous) of the Employment Agreement, which will survive as indicated in such provisions or, if no such period of time is indicated, indefinitely, you and eLong hereby agree that the Employment Agreement will be terminated effective as of the Transition Date. You agree that the Employee Non-Competition, Non-Solicitation, Confidential Information and Work Product Agreement (the “Employee Obligations Agreements”) you entered into with each of eLong and with eLongNet Information Technology (Beijing) Co. Ltd. will each survive the termination of your employment in accordance with their terms.

You and eLong hereby agree that Section 5(c) of the Employment Agreement is amended so that in the event you cease to be a Board member of the Company as a result of being removed by the Board of Directors or the shareholders of the Company (and not as a result of your resignation), you and Purple Mountain Holding Ltd., collectively, will be permitted to sell an additional number of Ordinary Shares of the Company which is equal to the difference between the number of Ordinary Shares of the Company necessary to effect a cashless option exercise of all or a portion of your and/ or Purple Mountain Holding Ltd.’s outstanding vested Stock Options (as defined below) and the Remaining Amount (as defined below) as of January 1, 2006.

For purchases of clarity, you, Purple Mountain Holding Ltd. and eLong hereby agree that in calculating the 12% Restriction with respect to your total shareholdings, your total shareholdings consists of all Ordinary Shares and Stock Options held by you and Purple Mountain Holdings Ltd. as of July 23, 2004, which you, Purple Mountain Holding Ltd. and the Company hereby agree is 5,533,061.55 Ordinary Shares (on a fully-diluted basis). In addition, you, Purple Mountain Holding Ltd. and eLong hereby agree that (i) Purple

Mountain Holding Ltd. sold 7.13% its and your total shareholdings to the Company on August 4, 2004 and (ii) the total number of ordinary shares you and Purple Mountain Holding Ltd. are entitled to sell under Section 5(c) of the Employment Agreement as of January 1, 2006 (without taking into consideration the amendment above) is 269,653 Ordinary Shares of the Company (the “Remaining Amount”) which is equal to 4.87% of your and Purple Mountain Holding Ltd.’s total shareholdings as of July 23, 2004.

6. History of Stock Option Grants. On April 18, 2001, the Company granted you a stock option (the “Stock Option”) to purchase Two Million Seven Hundred and Fifty Thousand (2,750,000) Ordinary Shares of the Company at an exercise price of US$0.50 per share (“Grant 1”) pursuant to the eLong, Inc. Stock Option Plan, as adopted by the Company on April 18, 2001 and amended by the Company on April 23, 2004 (the “2001 Plan”). On September 1, 2003, the Company granted to you a Stock Option to purchase Two Hundred Fifty Thousand (250,000) Ordinary Shares of the Company at an exercise price of US$1.5325 per share (“Grant 2”) pursuant to the 2001 Plan. On April 23, 2004 you transferred the above referenced Stock Options to Purple Mountain Holding Ltd. (the “Transferee”). Both transfers were approved by the Company pursuant to the terms of Section 7(g) of the 2001 Plan. On July 23, 2004, the Company granted to you a Stock Option to purchase Seven Hundred Thousand (700,000) Ordinary Shares of the Company at an exercise price of US$5.25 per share (“Grant 3”) pursuant to the eLong, Inc. Stock and Annual Incentive Plan, as adopted by the Company on July 23, 2004 (the “2004 Plan”).

Both parties agree and acknowledge that the Stock Options are subject to the terms and conditions set forth in the 2001 Plan or the 2004 Plan, as indicated above, the Employment Agreement and the applicable Stock Option Agreements entered into by you and the Company.

As of the Transition Date, pursuant to the terms of the appropriate Stock Option Agreements, the Stock Options will have vested with respect to Three Million One Hundred Thirty Seven Thousand Five Hundred (3,137,500) Ordinary Shares of the Company as set forth below:

•	With respect to Grant 1, Two Million Seven Hundred and Fifty Thousand (2,750,000) Ordinary Shares will have vested as of the Transition Date;

•	With respect to Grant 2, One Hundred Twenty Five Thousand (125,000) Ordinary Shares will have vested as of the Transition Date; and

•	With respect to Grant 3, Two Hundred Sixty Two Thousand Five Hundred (262,500) Ordinary Shares will have vested as of the Transition Date.

In addition, as of the Transition Date, and pursuant to the terms of the appropriate Stock Option Agreements and the 2001 Plan, with respect to Grant 1 and Grant 2, you will have 60 days from the Transition Date to exercise the vested Stock Options under Grant 1 and Grant 2 (the “Exercise Date”).

7. Stock Option Vesting and Extension of Exercise Period.

As consideration for your Non-Competition obligation to eLong and eLongNet Information Technology (Beijing) Co. Ltd. from the Transition Date until July 23, 2007 under Section 1 of each of the Employee Obligations Agreements, the Company agrees to provide you with the following additional benefits with respect to the Stock Options:

•	With respect to Grant 2, on the Transition Date, the Stock Option will vest with respect to an additional Thirty One Thousand Two Hundred Fifty (31,250) Ordinary Shares; and

•	With respect to Grant 1 and Grant 2, the Exercise Date will be extended such that you and the Transferee will have until the date which is 60 days after you cease to be a Director of the Company for any reason to exercise the outstanding vested Stock Options Granted under Grant 1 and Grant 2.

The parties agree that with respect to Grant 2, the Stock Options for the remaining Ninety Three Thousand Seven Hundred Fifty (93,750) Ordinary Shares of the Company are unvested, will cease vesting as of and will expire unexercised upon the Transition Date.

8. Amendment to Stock Option Grant 3.

With respect to Grant 3, you and the Company hereby agree that Grant 3 is amended such that on the Transition Date, the Stock Option will vest with respect to an additional Forty Three Thousand Seven Hundred Fifty (43,750) Ordinary Shares and the Stock Options for the remaining Three Hundred Ninety Three Thousand Seven Hundred Fifty (393,750) Ordinary Shares of the Company are unvested, will cease vesting as of and will expire unexercised upon the Transition Date. In addition, you and the Company hereby agree that with respect to Grant 3, you may exercise the vested Stock Options on or before the date which is 60 days after you cease to be a Director of the Company for any reason. Any provision to the contrary in the Stock Option Agreement or the 2004 Plan shall be amended as set forth in this paragraph 8.

9. Summary of vested Stock Options. In light of the above paragraphs 7 and 8, the parties agree and acknowledge that you or the Transferee, as the case may be, may collectively exercise Stock Options to purchase Three Million Two Hundred Twelve Thousand Five Hundred (3,212,500) Ordinary Shares of the Company on or before the date which is 60 after you cease to be a Director of the Company for any reason.

In the event that the Transferee exercises all or part of the applicable Stock Options, the shares purchased by the Transferee shall be deemed to be held by you for purposes of the sale and transfer restrictions set forth in Section 5(c) of the Employment Agreements and for purposes of the option-related provisions set forth in Section 7 of the Employment Agreement.

10. Amendment and Acknowledgement. In consideration of the benefits provided to you under this Letter Agreement, you agree that the first section of Section 1 of the Employee Obligations Agreement dated July 23, 2004 between you and each of the Company and eLongNet Information Technology (Beijing) Co. Ltd. shall be amended as follows:

During my employment with eLong and continuing until July 23, 2007, I will not, on my own behalf, or as owner, manager, stockholder (other than as stockholder of less than 2% of the outstanding stock of a company that is publicly traded or listed on a stock exchange), consultant, director, officer or employee of or in any other manner connected with any business entity, participate or be involved in any Competitor without the prior written authorization of eLong. “Competitor” means an entity or business that is engaged in the development, operation or marketing of any travel business targeted in China. For each year or portion thereof following termination of my employment during which the provisions of this Section 1 apply, I shall receive, as compensation for my obligations under this Section 1, the benefits set forth in that certain Termination and Settlement Agreement between me and eLong dated as of January 23, 2006 including but not limited to those benefits set forth in Section 7 of such Termination and Settlement Agreement, which benefits I acknowledge to be reasonable compensation for undertaking this non-competition obligation.

You acknowledge and agree that the benefits provided to you under this Letter Agreement with respect to the Stock Options (in lieu of the cash payments that the Company was required to make to you under the Employee Obligations Agreement prior to its amendment by this Letter Agreement) are adequate consideration for your performance of the obligations under Section 1 of the Employee Obligations Agreement. Except for the above amendment to Section 1, the Employee Obligations Agreement shall remain in full force and effect. You also agree that in order to receive the benefits set forth in this Agreement, you will execute and deliver to eLongNet Information Technology (Beijing) Co. Ltd. an amended and restated Employee Non-Competition, Non-Solicitation, Confidential Information and Work Product Agreement in the form agreement attached hereto as Annex 1 (the “WFOE Obligations Agreement”). The WFOE Obligations Agreement will be translated into Chinese and you agree to execute such translated agreement. In the event that there is any conflict between the English version of the WFOE Obligations Agreement and the translated version, the provisions of the English version of the WFOE Agreement shall be binding on all parties.

11. Return of eLong Property and Acknowledgement. Pursuant to the Employee Obligations Agreement, you are required to return all Work Product and Confidential Information (as each term is defined in the Employee Obligations Agreement), and all notes, memoranda, records, customer lists, proposals, business plans or other documents and all computer software, materials, tools, equipment or other property (or copies of any of the foregoing) in your possession or under your control, relating to any work done for eLong, or otherwise belonging to the Company before the Termination Date. Pursuant to Section 7 of the Employee Obligations Agreement, you will sign and deliver to the Company the certificate attached hereto as Annex A on or before the Termination Date.

12. Non-Disparagement. To the extent permitted by law, you shall not make, publish or state, or cause to be made, published or stated, any defamatory or disparaging statement, writing or communication pertaining to the character, reputation, business practices, competence or conduct of the Company, its subsidiaries, affiliates, shareholders, directors, officers, employees, agents, representatives or successors.

13. Release. In exchange for eLong’s promises and agreements contained herein, and subject in all events to the effectiveness of this Letter Agreement, you hereby agree, on your own behalf, and on behalf of your heirs, successors and assigns, that the terms of this Letter Agreement will be in complete and final settlement of any and all claims, rights, interests, demands, compensation and damages (“Claims”), whether known or unknown, of every name and nature, both in law and equity, you have or may have, or have ever had from the beginning of your employment with the Company to the Transition Date, against eLong or any subsidiary or affiliated Chinese entity of eLong, together with each of those entities’ present and former directors, officers, employees, independent contractors, consultants, shareholders, managers, members, partners, trustees, beneficiaries, agents or successors (collectively, the “Releasees”) through the Transition Date, in any way relating to or arising out of your employment with eLong, and the termination of such employment. This release does not release eLong from any of its obligations under this Letter Agreement. You further represent that you have not filed against the Company or any of the other Releasees, any complaints, charges or lawsuits with any governmental agency or any court prior to the date hereof.

You acknowledge that prior to your execution of this release: you have been provided with the option and opportunity of reviewing this release with independent counsel of your own choosing and have, in fact, consulted with your attorney concerning this Agreement; you are competent to exercise this release; the only consideration for this release are the benefits described herein and no other promise or agreement has been made; your agreement to execute this release has not been obtained by any duress; and you fully understand that this document is intended to be a complete and legally binding general release. You further acknowledge that the drafters of this Letter Agreement, attorneys at Goulston & Storrs, P.C., represent the Company and not you.

14. Obligation to Cooperate. You agree to make yourself reasonably available to the Company to respond to reasonable requests by the Company for information concerning matters involving facts or events, relating to the Company or any of the Company’s subsidiaries or affiliated Chinese entities, that may be within your knowledge, and to cooperate with and assist the Company and any subsidiary or affiliated Chinese entity as reasonably requested with respect to any pending and future litigation, arbitration or other dispute resolution relating to any matter in which you were involved during your employment with the Company.

15. Representation and Warranty and Indemnification.

(a) You and the Transferee hereby represent and warrant to eLong, its subsidiaries and affiliated Chinese entities that eLong, its subsidiaries and its affiliated Chinese entities (i) had no obligation to withhold any amounts to satisfy any individual income tax obligations under PRC law or any other applicable law which you or the Transferee may have had with respect to your transfer of the Grant 1 and Grant 2 Stock Options to the Transferee (the “Option 1 and Option 2 Transfer”) and (ii) will have no obligation to withhold any amounts to satisfy any individual income tax obligations under PRC law or any other applicable law which you or the Transferee may have with respect to any subsequent exercises by the Transferee of any of the Grant 1 and Grant 2 Stock Options (the “Option 1 and Option 2 Exercises”).

(b) You and the Transferee each hereby jointly and severally agree to defend, hold harmless and indemnify eLong, its subsidiaries and its affiliated Chinese entities from and against any losses, assessments, liabilities, claims, damages, costs and expenses (including without limitation reasonable attorneys’ fees and disbursements) which arise out of or result from (i) any misrepresentation in or breach of any of the representations and warranties of you and the Transferee set for in this Section 15 and (ii) any and all taxes attributable to or owing by eLong, its subsidiaries and its affiliated Chinese entities with respect to the Option 1 and Option 2 Transfer and the Option 1 and Option 2 Exercises.

(c) Notwithstanding anything herein to the contrary, eLong, its subsidiaries or its affiliated Chinese entities will be entitled to offset, against any amounts due to you or the Transferee or otherwise payable to your or the Transferee from eLong, its subsidiaries or its affiliated Chinese entities including without limitation from any Ordinary Shares due to you or the Transferee upon exercise of any Stock Options, any amount which you or the Transferee may owe to eLong, its subsidiaries or its affiliated Chinese entities pursuant to Section 15(b) above.

16. Governing Law. This Agreement, together with the Employment Agreement, shall be governed by and construed in accordance with the laws of the State of New York as applied to agreements among residents of the State of New York entered into and to be performed entirely within the State of New York. This governing law provision hereby amends the governing law provision set forth in the Employment Agreement.

Any controversy or claim arising out of or relating to this Agreement shall be settled in accordance with Section 9(b) and (c) of the Employment Agreement. Any controversy or claim arising out of or relating to the Employee Obligations Agreements shall be settled in accordance with Section 8(b) of the Employee Obligations Agreements.

You agree that should any of the provisions of this Agreement be declared or determined by any court to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby.

If, after review, you agree to and accept the terms and conditions of this Letter Agreement, please sign and return the enclosed copy of this letter by no later than January 23, 2006.

Sincerely,

Barney Harford
Director

cc:	Expedia, Inc.

3150 139th Avenue SE

Bellevue, WA 98005, USA,

Attention: Chief Financial Officer, Expedia Asia Pacific

AGREED AND ACCEPTED:

We hereby accept and agree to all of the terms and provisions of this Agreement.

PURPLE MOUNTAIN HOLDING LTD.

/s/ Justin Tang
Justin Tang	By:	/s/ Justin Tang
Date: January 23, 2006	Printed Name:	Justin Tang
	Title:	President

Date: January 23, 2006

EXPEDIA, INC.

By:	/s/ Barney Harford
Printed Name:	Barney Harford
Title:	President, Expedia Asia Pacific

Date: January 23, 2006

ANNEX A

TERMINATION CERTIFICATE

This is to certify that I do not have in my possession or custody, nor have I failed to return, any Work Product (as defined in the Employee Non-competition, Non-solicitation, Confidential Information and Work Product Agreement between me and eLong, Inc. (“eLong”)) or any notes, memoranda, records, customer lists, proposals, business plans or other documents or any computer software, materials, tools, equipment or other property (or copies of any of the foregoing) belonging to eLong.

Justin Tang

Date: